Exhibit 99.2

SUSTAINABILITY REPORT

CHANGING THE WAY THE WORLD MOVES

The transportation sector is undergoing profound change, with the industry expected to change more in the next ten years than it did in the last 100. The Paris Climate Accord signals a strong call to action as nearly 200 countries committed to large reductions in greenhouse gas (“GHG”) emissions over the next 15 years, quantified carbon dioxide (“CO2”) mitigation targets, and $100 billion in financing of actions. The increasing availability of low-carbon fuels, the rise of a poly-fuel economy with natural gas, electric vehicles, biofuels, and hydrogen competing with diesel and gasoline, continued technological advancements and breakthroughs on both incumbent and new powertrains, and the emergence of new transportation companies like Uber have already begun to influence how people and freight are moved, and how and where we live.

Our 2015 Sustainability Report highlights Westport’s updates, progress, and challenges in reaching our vision of a sustainable transportation future. We continue to strive to create leading edge technologies that meet or exceed the requirements of legislation and industry codes and standards to shift the transportation sector to natural gas. Working in conjunction with our partners, we are committed to delivering low-emission natural gas solutions that will meet the demand for high-efficiency, high-performance, and low-carbon transportation.

We appreciate your time in reviewing our progress for 2015 and welcome your feedback or inquiries.

A CATALYST FOR INNOVATION

The heightened focus on the environmental performance of the transportation sector with more stringent requirements for increased engine efficiency, improved urban air quality, and GHG emission reductions has put pressure on engine and vehicle manufacturers but introduced an opportunity for collaboration and innovation.

INCREASED ENGINE EFFICIENCY

The United States Environmental Protection Agency (“EPA”) and the National Highway Traffic Safety Administration (“NHTSA”) announced their intention to create a national program to establish the next phase of greenhouse gas emissions and fuel efficiency standards for medium- and heavy-duty vehicles. The draft proposal released in July 2015 covered medium- and heavy-duty trucks and commercial vehicles beginning with model year 2021 through 2027 and a continuation of the Phase 1 GHG rules established from 2014–2018.

The agencies sought comments from industry on the impacts of the rule, and the ability of engine and technology providers to comply and provide the next generation of fuel efficient engines. We contributed to this discussion with our partners by providing comprehensive comments about issues critical to natural gas vehicle compliance and to ensure that the agencies were well informed about the potential of natural gas vehicles to help meet future GHG limits. A final rule is expected in 2016.

Under the draft rule, natural gas engine technologies remain a strong pathway for the long term reduction of CO2 emissions and will comply with the stringent new limits set for medium- and heavy-duty vehicles.

IMPROVED URBAN AIR QUALITY

The California Air Resources Board (“CARB”) adopted optional low oxides of nitrogen (“NOx”) emission standards for on-road heavy-duty engines in 2013. For California to meet its 2023 and 2023 ambient ozone air quality standards, CARB estimates that it will require a 90% reduction in NOx emissions below 2010 baseline levels measured in the South Coast air basin.

The Cummins Westport ISL G Near Zero became the first mid-range engine in North America to receive emissions certifications from both the U.S. EPA and ARB in California that meet the 0.02 g/bhp-hr optional Near Zero NOx Emissions standards for medium-duty truck, urban bus, school bus, and refuse applications. Methane emissions have also been cut dramatically though the combined use of closed crankcase ventilation and revised catalyst formulations. Coupled with renewable natural gas (“RNG”), an ISL G Near Zero will offer zero-emission benefits comparable to an electric vehicle.

REDUCED GHG EMISSIONS

As an engine and fuel system manufacturer, Westport’s first priority is to ensure that our products comply with the latest and most stringent environmental regulations. This has historically been focused on reducing urban air pollutants, an area where natural gas engines and vehicles have been very successful. Increasingly we are tasked to comply with stringent GHG regulations that focus specifically on reducing carbon dioxide and other greenhouse gases such as methane and nitrous oxide (“N2O”). Current regulations cover the GHG emissions produced by the engine alone, on a tank-to-wheels (“TTW”) basis.

The chemical and physical properties of natural gas (predominantly methane) position it as a low carbon fuel for transportation. For every mega Joule (“MJ”) of energy released through the combustion of natural gas, approximately 25% less CO2 emissions are produced compared to combusting diesel or gasoline.

We continuously look for technology solutions to simultaneously:

•	Improve engine efficiency (increase the amount of energy output per MJ of fuel energy input),

•	Reduce CO2 emissions, and

•	Reduce emissions of methane (using the most advanced combustion optimisation tools and techniques).

The Cummins Westport ISL G Near Zero NOx 8.9L engine is scheduled for launch in 2016 will remove a significant source of methane emissions via the use of closed crankcase ventilation (“CCV”) technology.

Westport™ HPDI 2.0 technology, which is optimum for heavy-duty (“HD”) vehicles, includes further improvements to maximize the GHG benefits of natural gas. These include a closer match to the base diesel engine efficiency, careful optimisation of combustion to limit unburnt methane emissions to less than 0.2% of total fuel flow, and capture of regulator ventilation.

For the CWI ISX12 G, ISL G and ISL G Near Zero engines, the tailpipe CO2, methane, and N2O emissions were taken from EPA and CARB certification Executive Orders. HPDI 2.0 attributes are based on Westport internal data. GHG benefits are calculated using the EPA specified methods applicable to Phase 1 GHG Regulations.

Westport’s North American products are certified in accordance with the relevant stringent regulatory requirements set by the EPA and CARB, and with the equivalent regulatory frameworks in place in our global markets. In many of these markets, engine emissions of both CO2 and methane are measured and accounted for as part of the certification process, this ensures compliance with the latest GHG aspects of regulation.

With modest engineered enhancements, our product plans will see us fully compliant with even the strictest requirements of the newest CO2 regulations out to 2021 and beyond.

THE POTENTIAL OF RNG

As an engine and fuel system manufacturer, our direct responsibility is for the performance of fuels in the engines we develop and the emissions created by the engine. However, when any transportation fuels are used, it is not just the direct emissions that are factored in the decision. There are emissions that are generated in the production of all fuels (i.e. oil extraction, refining, electricity generation, natural gas processing and transmission). When these emissions are taken into account, a well-to-wheel (“WTW”) comparison can be made that includes the carbon intensity in producing, delivering, and combusting fuels.

Depending on the upstream production and supply chain energy and emissions characteristics, some of the low carbon benefit of fossil natural gas is reduced (from ~25% lower to ~17% lower than petroleum). However, transportation grade natural gas is increasingly being produced from non-fossil sources, in the form of RNG or biomethane. Feedstocks for RNG include landfill gas (“LFG”), municipal solid waste (“MSW”), waste water treatment plants (“WWTP”), or agricultural manure.

In the case of these alternative natural gas feedstocks, substantial carbon intensity reductions can be achieved since turning these waste products into transportation fuel eliminates direct emissions of CO2 and methane that occur naturally and without any end-use benefit.

This chart shows the fuel carbon intensity on a per unit energy basis. For example, for 1 MJ of energy of CNG made from landfill gas and used in an engine, the total amount of CO2 WTW that results is about 85% lower than using 1 MJ of diesel. This chart addresses only the fuel, and as such does not take into account engine tailpipe emissions of methane, or any differences in engine efficiency.

When vehicle efficiency and tailpipe emissions are accounted for, RNG (in this case from landfill gas) can reduce the greenhouse gas emissions of natural gas heavy duty trucks by approximately 75% compared to the level produced from equivalent diesel trucks[1].

Landfill Gas fuel carbon intensity from GREET (greet.es.anl.gov) life-cycle emissions model maintained by Argonne National Labs.

KEY COLLABORATIONS IN 2015

Industry leadership begins with outreach and dialogue and we have contributed to many technical working groups, committees, and advisory panels to learn, share our expertise, and help build a body of knowledge about natural gas vehicles, their benefits, and challenges with deployment.

While the economic value proposition remains the primary driver of natural gas for transportation, policy makers, OEM partners and industry stakeholders are looking to the other compelling energy, environmental, and sustainability benefits. It is critical for Westport to contribute sound, intelligent, data driven, and defensible analysis to a discussion on sustainable mobility and the transition to alternative fuels.

BUSINESS FOR SOCIAL RESPONSIBILITY

Future of Fuels

www.bsr.org

Westport has been a member of Business for Social Responsibility (“BSR”) since 2012 and was a founding member of the Future of Fuels working group.[2] The mission of Future of Fuels is to identify and promote transportation fuel pathways that enhance the sustainability and availability of emerging alternative fuel choices. The working group’s objectives are to develop tools and research to map, measure, and manage a sustainable transition to low-carbon commercial freight, convene value chain stakeholders to identify and address the greatest challenges to the deployment of sustainable fuels, and build partnerships that catalyze and test low-carbon commercial freight solutions.

In 2015, Future of Fuels published The Sustainability Impacts of Fuel[3] and five fuel briefs (petroleum, natural gas, electrification, hydrogen, biofuels) for sustainability practitioners outlining tactical approaches to accelerate the transition to low-carbon fuels. The Fuel Sustainability Tool was launched in 2015 to enable corporate decision-makers to compare fuel pathways within different types of fuels used in medium-and heavy-duty trucks.

THE CARBON DISCLOSURE PROJECT

www.cdp.net

The Carbon Disclosure Project (“CDP”) is an international, not-for-profit organization providing the only global system for companies to measure, disclose, manage and share environmental performance information. It works with 822 investors with US$95 trillion in assets and holds the largest collection of self-reported corporate climate data.

We prepared our first CDP report in 2012 and have committed to file annual reports detailing our environmental performance in accordance with the CDP methodology. Our 2015 report is available for viewing at the CDP website.[4] As a clean technology leader, we recognize that we must accurately account for and mitigate the environmental impact of natural gas engines and vehicles. Our work with the CDP is a major step in expanding the reach and rigour of Westport’s sustainability transparency.

COP 21

Implications for the Transport Sector

The Paris Climate Accord signals a strong call to action as nearly 200 countries committed to large reductions in greenhouse gas emissions over the next 15 years, quantified CO2 mitigation targets, and $100 billion in financing of actions.

As part of the many activities concurrent with the annual Conference of Parties (“COP”) 21, Westport was invited by the World Intellectual Property Organization and the National Institute of Industrial Property (“INPI”), France to display Westport™ HPDI technology as part of their innovation poster showcase at the Solutions COP21 exposition in Paris. Westport was one of only two Canadian companies selected to display its technology along with cutting edge sustainable technologies from 70 countries.

There is an urgent need for sustainable, low-carbon solutions for the transportation and energy sectors. Because natural gas vehicles can operate with 100 percent renewable natural gas or any percentage of blended renewable and conventional gas, they are a promising technology for freight transportation now and into the future as renewable fuels are expected to represent a greater market share of fuel consumed.

ENVIRONMENTAL DEFENSE FUND

Pump to Wheels Methane Leakage Study

The Environmental Defense Fund (“EDF”) has a history of cross-sector collaboration and balanced environmental analysis. In 2012, the EDF initiated a series of studies with academic and industry partners to better understand the source and quantity of methane emissions along the natural gas supply chain.[5] Westport is a core supporting member of a multi-partner study initiated by EDF and conducted by the Center for Alternative Fuels, Engines and Emission (“CAFEE”) at West Virginia University.

The study was completed in 2015 and provides an important data baseline of in-use natural gas vehicles and fueling stations. We anticipate the module covering natural gas vehicle and fuel systems will be published in 2016. Participation in working groups and studies of this nature help to advance Westport and industry leadership by providing credible and defensible data using widely accepted methodologies and scientific principles.

OUR APPROACH AND SCOPE

This is our seventh published sustainability report, documenting our strategy, programs and achievements related to the environment, the safety of people and products, our employees, and our community. The scope of this report relates only to our operations in British Columbia, Canada. We have identified a need to extend the scope to encompass all of our global operations and are working to establish processes to achieve this goal. While the majority of our engine testing and development occurs in Vancouver, we recognize that we must tell a more complete story about our activities, success and challenges. This report discloses data from January to December 2015. Historical data from the past four fiscal years have been included for comparative purposes, where appropriate.

REPORT CONTENT

This report has been developed in accordance with the Global Reporting Initiative ("GRI") G3 standard reporting guidelines. The GRI is an independent institution that provides a standard framework for sustainability reporting across companies and industries. We have applied the principles of materiality and stakeholder inclusiveness as recommended by the GRI to assess the relevance of sustainability priorities to Westport and our stakeholders.

Westport has self-declared this report to correspond to application level B in the sex-level grid of the GRI G3 guidelines. Application Level B requires us to disclose our performance on at least twenty core economic, social and environmental indicators.

DETERMINING MATERIAL ISSUES

The intent of the new GRI G4 materiality review process is to ensure that content included in our annual sustainability report represents the key environmental, economic, and social issues that are most critical to our stakeholders.

In 2015 we undertook an extensive internal risk management exercise which will guide and supplement our process for determining materiality in accordance with the framework of the new G4 reporting guidelines. We reviewed our existing mechanisms for gathering stakeholder feedback and sought additional input where possible to organize our findings using the prioritization matrix system recommended by GRI. While the GRI has recommended that we comply with the G4 guidelines by December 31, 2015, we will be able to do so by December 31, 2016.

GRI INDICATOR INDEX

LEGEND
AA1	(we report on this indicator) [indicator description] » (report location)
BB2	(we partially report on this indicator)

ECONOMIC PERFORMANCE
EC1	Direct economic value generated and distributed » (2014 Audited Financial Statements)
EC2	Financial implications and risks and opportunities of climate change » (Climate Change Risks and Opportunities)

SOCIAL PERFORMANCE
HR3	Employee training on human rights » (Human Rights)
LA1	Total workforce by employment type, employment contract, and region » (Employee)
LA3	Benefits provided to full-time, part-time and temporary employees » (Employee)
LA6	Workforce represented in Occupational Health and Safety Committees » (Health and Safety)
LA7	Rates of injury, occupational disease, lost days, and work-related fatalities » (Health and Safety)
SO1	Nature, scope and effectiveness of programs to manage impact on communities » (Community Impacts)
SO2	Percentage and total number of business units analyzed for risks related to corruption » (Anti-Corruption Efforts)
SO3	Percentage of employees trained on anti-corruption policies and procedures » (Anti-Corruption Efforts)
PR1	Life cycle stages: health and safety impacts of products-assessed for improvements » (Product Responsibility)
PR2	Total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products » (Health and Safety)

ENVIRONMENTAL PERFORMANCE
EN3	Direct energy consumption by primary energy source » (Energy)
EN4	Indirect energy consumption by primary source » (Energy)
EN5	Energy saved due to conservation and efficiency efforts » (Energy)
EN6	Initiatives to provide energy-efficient or renewable based products and reductions » (Energy)
EN7	Initiatives to reduce indirect energy consumption and reductions achieved » (Energy)
EN8	Total water withdrawal by source » (Water)
EN16	Total direct and indirect greenhouse gas emissions » (Greenhouse Gas Emissions)
EN18	Initiatives to reduce GHG emissions and reductions achieved » (Greenhouse Gas Emissions)
EN22	Total amount of waste by type and disposal method » (Waste Generation and Diversion)
EN23	Total number and volume of significant spills » (Waste Generation and Diversion)
EN28	Value of fines and non-monetary sanctions for environmental non-compliance » (Environmental Compliance)

SOCIAL PERFORMANCE INDICATORS

Human Rights

Westport is dedicated to preserving all fundamental and universally recognized human rights as outlined by the United Nations and the International Labour Organization. Our commitment is stated and reinforced by our Code of Conduct which is reviewed and signed annually by each of our employees.

Total Workforce

Westport is committed to providing a healthy work environment, defined by respectful relationships, professional development and advancement potential and an execution-focused culture to capitalize on business opportunities. We are dedicated to ensuring that Westport remains a desirable employer in all our locations. A similar benefits package is offered to both full-time and part-time employees.[6]

TOTAL WORKFORCE
as of Dec. 31, 2015	Full Time	Part Time	Fixed Term		Co-op	Grand Total
			Payroll	Agency
Argentina	18			10		28
Australia	23		1	1		25
Canada	282		10	5	5	302
China	32					32
France	1	1	1			3
India	1					1
Italy	234	20	2	5		261
Korea	3					3
Netherlands	46	8	1	2		57
Sweden	18	1	2	7		28
United Kingdom	1					1
United States	66	0	3	7	0	76
Grand Total	725	30	21	36	5	817

Health and Safety

The health and safety of our employees, facilities, and communities is an integral part of Westport’s operations. When gauging world-class safety performance, recordable injury rates and lost-time injury rates are statistical, comparative industry measures. Our results are indicative of our ongoing and significant commitment to injury prevention, risk mitigation, regulatory compliance, and continuous safety improvement.

Our Health and Safety Committee members are champions for workplace safety. Westport maintains a Health and Safety Committee in British Columbia or approximately one Committee for every 300 employees. Our Committees are made up of cross-functional management and employee representatives who advise and recommend action on any unresolved workplace health and safety issues brought to them.

SAFETY INCIDENTS
as of Dec. 31	2015	2014	2013	2012	2011
Recordable injury frequency	1	3	5	2	1
Recordable injury rate[7]	0.33	0.96	1.22	0.46	0.31
Lost time injury frequency	1	1	2	1	1
Lost time injury rate[8]	0.33	0.32	0.49	0.23	0.31

Our rate of recordable injuries and lost time injuries remained in line with our historical average. We continue put the health and safety of our employees at the center of our operational priorities.

Community Impacts

The importance of being a good neighbour is captured within our Environmental Policy statement. Westport’s geographic location, with our technical facilities adjacent to homes, schools, and other businesses requires us to monitor and manage the potentially adverse impacts our operations might have on our immediate neighbors.

Our Facilities Engineering Group maintains a preventative maintenance schedule for key equipment to minimize the likelihood of environment releases and noise levels in excess of municipal by-laws. Westport responds to community concerns regarding our facilities, infrastructure, noise levels and environmental impacts in a timely manner. We received one noise complaint in 2015 associated with the filling of our liquid nitrogen tank and were able to expediently resolve this issue with our neighbour.

Anti-Corruption Efforts

Our expectations for individual integrity and ethical, moral and legal conduct are outlined in our Code of Conduct. The Code of Conduct has mandated compliance with all applicable laws in the jurisdictions where we operate and has always prohibited the giving or receiving of improper payments to influence business decisions. In addition, Westport maintains a confidential ethics hotline to provide an avenue for employees to raise concerns about corporate conduct. The policy includes the reassurance that they will be protected from reprisals or victimization for “whistle blowing” in good faith.

Product Responsibility

Quality and safety are imperatives across the product life cycle. Our Quality Management System (“QMS”) is certified to ISO 9001:2008 standards for the design, assembly, and commercialization of LNG fuel systems. Westport QMS comprises the organization’s policies and procedures that aim to ensure that customer requirements are met with consistency, resulting in enhanced customer confidence and satisfaction. The QMS, other internal requirements and engineering systems have contributed to no incidents of non-compliance with regulations and voluntary codes concerning the health and safety impacts of our products. Internal systems and processes have been established to ensure that the health and safety impacts of our products are assessed in each of the following life-cycle stages:

HEALTH & SAFETY IMPACTS ASSESSED AT LIFE-CYCLE STAGE
Status
Development of product concept	YES
Research and development	YES
Certification	YES
Manufacturing and production	YES
Marketing and promotion	YES
Storage, distribution, and supply	YES
Use and service	YES
Disposal, reuse or recycling	PARTIAL

COMMUNITY ENGAGEMENT

Being active in the community has always been central to Westport’s values. Since 2002, Westport has been a strong supporter of the United Way of the Lower Mainland. From modest beginnings, our annual workplace campaign has grown steadily and in 2015 our cumulative fundraising total reached $1.272 million CDN.

United Way of the Lower Mainland Community Schools

Westport is a proud partner of the United Way and Vancouver School Board’s Community Schools Program. Community schools provide safe and structured after-school activities to students aged 6-12. After-school programs play a critical role in providing structured, supervised time for children to be active, to develop positive social skills, and to build overall capabilities. Studies have linked participation in these programs with greater academic success, increased self-confidence and self-esteem, and better relationships with peers and adults.

Through this partnership, Westport employees lead classes over seven weeks in cooking, acrobatics, guitar, electronics, and visual arts at Lloyd George Elementary School.

Canadian Blood Services

Westport has been a member of the Canadian Blood Services’ Partners for Life Program since 2001. This nationwide program is designed to encourage group donations from business and community organizations. Each year, we set a target, coordinate group donations and allow employees to take time from work to donate. In 2015, we made 60 donations. Since 2006, Westport employees have donated over 560 pints of blood or enough to impact more than 120 lives.[9]

ENVIRONMENTAL PERFORMANCE INDICATORS

Environmental Compliance

Compliance with applicable federal, provincial, and municipal regulations is a baseline environmental performance standard and we believe that leading organizations must go beyond minimum environmental requirements. Since its inception in 1996, Westport has not received any fines or non-monetary sanctions for environmental non-compliance.

Water

It is expected that climate change will impact global water resources. Water use is an increasingly critical component of each organization’s sustainability performance. Despite this, only the largest industries in British Columbia have water meters with data logging capability and the city of Vancouver does not currently provide meters to light industrial or commercial customers such as Westport.

Our calculations indicate that Westport facilities cumulatively have an average daily rate of water use of approximately 13.5 m³ per day. Engine and fuel system component testing activities use process water that flows in a closed-loop thereby minimizing total water withdrawals. Water conserving domestic appliances and fixtures has been installed at all locations in an effort to further reduce our impact. We recognize that providing only an estimate and not actual water use is a limitation of our current sustainability report.

Energy Consumption

Our energy consumption decreased significantly in 2015. This is due in part to product development cycles but also to our ability to test components on systems capable of recycling fuel, and a greater focus on energy efficiency improvements. The bulk of our LNG test rigs continue to operate on liquid nitrogen and we continue to return power to the grid through the use of transient dynamometers in our test cells.

ENERGY CONSUMPTION
(values in gigajoules)	for the 12 months ending Dec. 31
	2015	2014	2013	2012	2011
DIRECT
Diesel	749	2,000	2,722	2,250	1,250
LPG	0	0	0	35	99
LNG	5,436	21,730	8,559	8,466	11,193
CNG	18,887	35,449	38,148	28,802	19,352
NG returned	(4,351)	(13,937)	(1,024)	(1,860)	(3,663)
Net direct consumption	20,721	45,242	48,405	37,693	28,232

INDIRECT
Electrical	12,576	16,249	14,956	12,239	7,392

Greenhouse Gas Emissions

The Greenhouse Gas Protocol developed by the World Business Council on Sustainable Development (“WBSCD”) is the globally accepted standard for greenhouse gas emissions accounting. The organizational boundary of this inventory includes all of Westport’s British Columbia-based facilities and includes both scope one and scope two emissions.[10] We have not measured scope three emissions to date.

GREENHOUSE GAS INVENTORY[11] (unaudited)
(values in tonnes CO2 equivalent)	for the 12 months ended Dec. 31
	2015	2014	2013	2012	2011
Total Scope 1 Direct Emissions	1,272.8	2,389.7	2,576.1	2,224.2	1,805.5
Total Scope 2 Indirect Emissions	303.0	413.0	387.0	288.0	237.0
Total GHG impact	1,575.8	2,802.7	2,963.1	2,512.2	2,042.5

Finding comparable organizations against which to benchmark our GHG emissions remains a challenge, as the research and development of new engine technologies is necessarily an energy-intensive process. There are currently no regulatory requirements for a company of our size to disclose its emissions.[12] The process of compiling a GHG inventory provides an important foundation for understanding reduction opportunities and measuring progress. Westport works through the internationally-recognized Carbon Disclosure Project to inventory and make public our GHG emissions. We have identified future opportunities to reduce the impacts of our operations, as well as opportunities to integrate climate change risk into our risk management procedures and overall business strategy.

Waste Generation and Diversion

Waste reduction, reuse and recycling programs are well established and well-maintained. Using formulas based on bin size and frequency of collection, Westport generates approximately 200 tonnes of waste annually. Reducing the amount of waste sent to landfill remains a priority and we have launched employee education and awareness efforts to communicate the importance of minimizing the amount of waste generated.

We extend the opportunity for employees to recycle electronics, batteries, confidential paper, and some hazardous waste like paint through our waste minimization program. Our Facilities Engineering Group tracks the amount of waste recycled via our hazardous waste program, scrap materials collection and office waste initiatives.

TYPES OF HAZARDOUS AND SOLID WASTE RECYCLED
Absorbent pads & materials	Aluminum	Batteries	Beverage containers
Cardboard	Coolant	Diesel	E-waste
Filters/rags	Light bulbs	Lube oil	Organics & kitchen waste
Paper	Hard & soft plastic	Plastic oil pails	Solvents
Steel	Viscor	Wastewater	Wood

FOOTNOTES

1.	The graphs shown here are illustrative, based on the assumptions within GREET. However, the carbon intensity of renewable natural gas can be highly variable based on the type of feedstock, the geography, energy consumption to produce the biomethane, and the outcome for the feedstock if not used to make RNG.

2.	Future of Fuels working group: www.bsr.org/en/our-work/working-groups/future-of-fuels

3.	The Sustainability Impacts of Fuel, Future of Fuels: www.bsr.org/en/our-insights/report-view/the-sustainability-impacts-of-fuel

4.	Registration at no cost is required to view corporate reports filed on The Carbon Disclosure Project website: www.cdp.net/en-US/Results/Pages/Company-Responses.aspx?company=36607.

5.	The five study modules are production, gathering lines and processing facilities, pipelines and storage, local distribution, and commercial trucks and refueling stations. The first peer-reviewed study has now been published in the journal Proceedings of the National Academy of Science and is available online at www.pnas.org/content/110/44/17768.

6.	Part-time employees must work at least three days per week to be eligible for the same benefits package as full-time employees. Casual employees or contractors are not eligible for benefits.

7.	The recordable injury incident rate is the annualized rate of occupational injuries and illness per 100 employees. It is a calculation of the number of injuries x 200,000/employee hours worked. First aid classified injuries are not included.

8.	The lost time injury rate is a calculation of the total number of lost time injuries x 200,000/employee hours worked. Lost days refer to scheduled work days and the count begins on the next scheduled work day immediately after the injury.

9.	According to Canadian Blood Services an average of 4.6 pints are required per patient.

10.	Scope One direct Emissions encompass both liquefied and compressed natural gas, diesel, propane, and fuel used in company vehicles. Scope Two indirect Emissions include emissions associated with the purchase and use of electricity.

11.	The GHG Protocol methodology used at this time only includes emissions associated with fuel consumption and not energy and emissions associated with fuel production, distribution and transport.

12.	In Canada, Large Final Emitters (“LFEs”)—facilities that emit the equivalent of 100,000 tonnes or more of carbon dioxide (CO2) equivalents per year—are required to disclose their emissions.